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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Electric Aquagenics Unlimited, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
284859105
(CUSIP Number)
Water Science, LLC
1800 N.W. 89th Place
Miami, FL 33172
(305) 629-6424
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	284859105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Water Science, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Florida

	7	SOLE VOTING POWER:

NUMBER OF		11,000,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

53.88%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*	The aggregate number of shares of Common Stock and the percentage of ownership of Common Stock reported in this Schedule 13D includes (i) warrants to purchase 8,400,000 (the “Warrants”), and (ii) a $3,000,000 note convertible into 1,000,000 shares of Common Stock (the “Note”).

**	This figure was calculated based upon 20,417,580 shares of Common Stock issued and outstanding. The total number of issued and outstanding shares of Common Stock includes (i) 9,417,580 shares of Common Stock which is the total number of shares of Common Stock of the Issuer (defined below) issued and outstanding as of December 31, 2005 according to the Issuer’s 10-KSB filing for the year ended December 31, 2005, plus (ii) 9,400,000 shares of Common Stock issuable upon exercise of the Warrants and the conversion of the Note, plus (iii) 1,600,000 shares of Common Stock issued to the Reporting Person.

CUSIP No. 284859105	SCHEDULE 13D	Page 3 of 6 Pages
ITEM 1. SECURITY AND ISSUER.
Electric Acqugenics Unlimited, Inc. (the “Issuer”)
1464 W. 40 Street, Suite 200
Lindon, UT 84042

Common stock, par value $0.0001 per share (the “Common Stock”)
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This statement is filed on behalf of Water Science, LLC, a Florida limited liability company (“Water Science”) and Peter Ullrich. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.” Peter Ullrich is the sole member of Water Science. Water Science is a member managed limited liability company.
     (b) The address of the principal business and principal offices of the Reporting Persons is 1800 N.W. 89th Place Miami, FL 33172.
     (c) The principal business of Water Science is that of private investment, engaging in the purchase and sale of securities for investment for its own account. Peter Ullrich is the sole member of Water Science.
     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Peter Ullrich is an American citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
     The shares, the Warrants and the Note were purchased by the Reporting Persons utilizing Water Science’s working capital for an aggregate purchase price of $7,000,000.
ITEM 4. PURPOSE OF THE TRANSACTION.
     The purpose of the acquisition of the shares, the Warrants and the Note by the Reporting Persons was for investment. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 11,000,000 shares of common stock which represent 53.88% of 20,417,580 shares of Common Stock issued and outstanding. In addition to the 1,600,000 shares of Common Stock held by the Reporting Persons, the aggregate number of shares includes (i) a warrant to purchase 2,000,000 shares of Common Stock issued to Water Science on September 16, 2005 exercisable at $2.76 per share between the issue date and September 16, 2008, (ii) a warrant to purchase 6,400,000 shares issued to Water Science on May 1, 2006 exercisable at $2.76 per share between the issue date and May 1, 2009, and (iii) a $3,000,000 promissory note held by Water Science convertible into 1,000,000 shares of Common Stock. The total number of issued and outstanding shares of Common Stock includes (i) 9,417,580 shares of Common Stock which is the total number of shares of Common Stock of the Issuer issued and outstanding as of December 31, 2005 according to the Issuer’s 10-KSB filing for the year ended

CUSIP No. 284859105	SCHEDULE 13D	Page 4 of 6 Pages
December 31, 2005, plus (ii) 9,400,000 shares of Common Stock issuable upon exercise of the Warrants and the conversion of the Note., plus (iii) 1,600,000 shares of Common Stock issued to the Reporting Person on May 1, 2006.
     (b) The Reporting Persons are the sole persons with voting and dispositive power with regard to the 11,000,000 shares of Common Stock of the Issuer described in this Schedule 13D.
     (c) Not applicable.
     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of the 11,000,000 shares of Common Stock of the Issuer described in this Schedule 13D.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibits:
Exhibit A            Agreement pursuant to Rule 13d-1(k)(1)(iii)

CUSIP No. 284859105	SCHEDULE 13D	Page 5 of 6 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, each such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned have executed this instrument as of the 8th day of May, 2006.

Water Science, LLC, an Florida limited liability company
By:	/s/ Peter Ullrich
Peter Ullrich
Sole Member

By:	/s/ Peter Ullrich
Peter Ullrich

CUSIP No. 284859105	SCHEDULE 13D	Page 6 of 6 Pages
EXHIBIT A
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Water Science, LLC, an Florida limited liability company
By:	/s/ Peter Ullrich
Peter Ullrich
Sole Member

By:	/s/ Peter Ullrich
Peter Ullrich